Contact

www.linkedin.com/in/davidlwalkerjr
(LinkedIn)

Top Skills

Leadership
Sales
Marketing

Honors-Awards

Jackie Robinson Foundation "42 Under 40" Award

St. Louis American Foundation's 2010 Excellence in Business Administration Award Recipient

Washington University Olin School of Business Peer Award

David L. Walker Jr., MBA

DEI Strategy Advisor, Office of the CEO at Callisto Media
Oakland, California, United States

Summary

I design, build and cultivate successful and productive sales and strategic partnerships to increase awareness, affinity, buy-in, and revenue - all with mindfulness at the core. I put the FUNK in cross-functional training and leadership, and I use my intense desire to serve to intentionally and effectively connect people, places and ideas. Combining my commitment to my own mindfulness evolution with my commitment to create lasting change and healing, I am on a Soul Mission to serve, collaborate, impact, add value, and have fun!

As a sales and marketing professional, I hold a comprehensive knowledge of retail and wholesale business strategies within the tech, consumer technology, medical device, and footwear industries.

My track record demonstrates leadership, innovation, and success. I pride myself on being an effective contributing team member with the analytical/organizational skills and emotional intelligence to connect with all stakeholders to get the job done and elevate expectations.

I have a proven ability to optimize account management and team success. I am looking to partner with an organization that shares my values of access and equity for all not only in the product and services that your organization offers, but also in the organizational culture.

Experience

Callisto Media

3 years 5 months

DEI Strategy Advisor, Office of the CEO
July 2021 - Present (1 year 2 months)

National Accounts Manager
April 2019 - July 2021 (2 years 4 months)
Emeryville, California

BlackFULLness
Co-Founder and Chief Strategy Officer
July 2020 - Present (2 years 2 months)
Oakland, California, United States

Mindful You is a mobile app that uses culturally relevant mindfulness practices and proven scientific data to support stress-reduction in African-Americans with a user-interface (UI) experience designed for and by African-Americans.

Alameda County-Oakland Community Action Partnership Board
Board Member, Alameda County-Oakland Community Action Partnership Board (AC-OCAP)
February 2020 - Present (2 years 7 months)
Oakland, California, United States

The AC-OCAP Administering Board members are responsible for planning, developing, and executing the local Community Action Plan for alleviating poverty and working toward institutional change to enhance the ability of low-income residents to achieve self-sufficiency in Oakland and throughout Alameda County (excluding the City of Berkeley). AC-OCAP's priority focus areas are: family self-sufficiency, entrepreneurship/job training and employment placement, low income housing, community economic development, supportive services, civic engagement, advocacy, and capacity building.

Oakland City Council
Inaugural Councilwoman McElhaney Social Justice Fellow
June 2020 - January 2021 (8 months)
Oakland, California, United States

The McElhaney Social Justice Fellowship is a 10 - 12 week immersive experience in
public policy and community affairs working under the direction of Oakland District 3 Councilperson Lynette Gibson McElhaney.

Fellows work on a range of important issues with the intent to 1) redress racial inequity, 2)
support vulnerable populations, 3) improve the delivery of government services, 4) advance and
support cultural healing, 5) preserve, support and enhance arts and cultural institutions or 6)
support one or more issue or candidate campaigns. The Fellowship is based in the City of

Oakland with an emphasis on promoting healthy, safe low income and working class
communities. Because Councilmember McElhaney serves in Executive leadership on numerous
regional bodies, Fellows may also have the opportunity to work on a variety of citywide, regional
and statewide issues and campaigns. Fellows have the opportunity to attend meetings with key
stakeholders, residents, top government officials, labor leaders, politicians and civic leaders,
corporate and nonprofit CEOs, and activists. Fellows also conduct site visits to community
programs, government and corporate entities and are given opportunities to write reports/press
releases, interact with the media, fundraise, testify at policy hearings and lead important
initiatives.

Each Fellowship experience is unique and is shaped by the current policy focus of their program
area. Fellows are expected to exercise responsibility and independence to implement projects
and programs. The learning environment is based on combining experiential learning
opportunities, individual development and team participation. Fellows receive regular
mentorship, professional and personal skill development. Fellows are assigned to specific policy program area and develop expertise under the direction of Councilmember McElhaney or her designee.

Google

Account Manager and Operations Analyst, Large Client Sales
February 2018 - April 2019 (1 year 3 months)
Mountain View, CA

-Prospected and closed Large Client Sales in SMB and Mid-Market, accumulating to $3 million in sales - 51% of team revenue.

-Onboarded the 20 largest client sales providers across 500 locations and 60 regions to provide lead dashboard support, product demos, and utilize pro ops tool to leverage preferred business outcomes.

-Articulate process bottlenecks and customer solution feedback at cross functional meetings to advocate for an improved customer experience

-Recognized as team leader and unofficial “Chief Culture Officer”", creating internal training material/processes and training team members on new internal processes and product knowledge.

VIZIO
National Account Manager
February 2016 - October 2017 (1 year 9 months)

Irvine, California

-Worked with P&L through hitting volume and revenue targets for each account, contributing to 15% of VIZIO's TTL Business (COSTCO and BJ's).

-Managed and balanced marketing budgets, maximizing ROI with a $1.5M budget and driving incremental sales by 10%.

-Grew BJ’s 2017 Assortment YOY from 13 SKUs in 2016 to 20 SKUs in 2017, resulting in 54% YOY growth.

-Increased VIZIO’s 2017 shelf count from 2,730 shelves in 2016 to 3,487 shelves in 2017—28% YOY growth

-Developed, grew, and maintained customer relationships with buyers and replenishment teams as well as assist the VP Sales with maintaining executive-level relationships to grow VIZIO share

-Maintained a solid understanding of customer pricing and promotional planning and maintain a thorough understanding of sales analytics, trends and forecasting, and cross-functional teams.

Bauerfeind AG
National Key Account Manager
September 2014 - February 2016 (1 year 6 months)

-Developed and managed the first “Big Box Retailer” relationship that resulted in 38 retail locations and $50K incremental profit within my first year.

-Increased BFUSA retail sales by 350% over previous year from $33K to $148K

-Grew BFUSA customer base by 540% over previous year from 12 retail customers to 77 retail customers

-Created, implemented and executed a new retail strategy for BFUSA

-Responsible for P&L regarding Specialty/Sports Retail Channel

Brown Shoe Company

7 years

Dr. Scholl's Account Executive/Wal-Mart USA, Wal-Mart CA, & Wal-mart.com

November 2013 - July 2014 (9 months)

St. Louis, MO

-Ensured sales and profitability expectations are achieved for men’s product at Wal-Mart USA, Wal-Mart Canada, and Wal-Mart.com ($32M account).

-Increased Walmart.com sales by 95% over previous year from $560K to $1.09M with a 2% margin increase

-Responsible for P&L regarding Wal-Mart USA, Wal-Mart Canada, and Wal-mart.com men’s business

ACT Participant

2007 - July 2014 (7 years)

Dr. Scholl's Account Executive

2012 - 2013 (1 year)

Greater St. Louis Area

-Surpassed sales goal by 7% and margin goal by 1% on $6M third party/first cost accounts

-Created sales forecasts, generated planned independent requirements, and spearheaded capacity planning

-Identified key accounts and implemented appropriate sales strategy, presenting trends, sales analysis, and promotional opportunities to retailers.

Talent Strategy

2009 - 2011 (2 years)

St. Louis

-Hand-picked from the C-Suite to serve as a member of the St. Louis Regional Chamber Talent Council to create the framework for the St. Louis Regional Talent Initiative.

-Established long-standing partnerships with Teach for America, the Hispanic Leaders Group, and the Hispanic Chamber of Commerce.

-Managed Washington University's Olin School of Business graduate and undergraduate students assigned to St. Louis Regional Chamber Talent Initiative.

College Talent Acquisition Specialist

2008 - 2009 (1 year)

Greater St. Louis Area

-Developed recruitment strategies and sourcing plans for corporate positions.

-Identified potential candidates and referrals within source organizations

-Screened, interviewed, and selected Business Internship and Accelerated Career Track (ACT) Program participants

Regional Merchandise Representative

2007 - 2008 (1 year)

Greater Philadelphia Area

-Increased Brown Shoe Brand sales at Macy's Department stores by 8%

-Partnered with Macy's Management to merchandise store displays, review sales performance and manage inventory

-Facilitated sales training sessions for Macy's store associates.

Famous Footwear

Cause and Local Marketing Specialist

2011 - 2012 (1 year)

Greater St. Louis Area

-Developed and implemented internal and external cause marketing programs to enhance brand strategy

-Partnered with over 200 Landlord marketing departments, 1,100 stores, and 92 District Store Managers across the US to optimize marketing efforts.

-Spearheaded Famous Footwear's March of Dimes campaign and raised 19% ($2.5M) to previous year.

-Managed customer retention campaigns for 200 store closings and 50 store relocations. Successfully retained 60% of affected retail customers—a 10% increase over previous year.

-Managed the “Marketing in a Box” initiative that includes oversight of 24 District Store Managers. Generated $3M in sales under my leadership (a 100% increase over previous year)

Education

Emory University

Bachelor of Science (B.S.), Neuroscience and Behavioral Biology

Washington University in St. Louis - Olin Business School

Master of Business Administration (M.B.A.), Supply Chain Management